EXTRAORDINARY MEETING OF SHAREHOLDERS OF

META DATA LIMITED

December 7, 2023

Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 AM EST on November 30, 2023.

↓ Please detach along perforated line and mail in the envelope provided. ↓

120723

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE "FOR" THE RESOLUTIONS.
Resolutions presented for consideration by the Extraordinary Meeting of Shareholders on December 7, 2023
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. As an ordinary resolution, that Xiaoming Li be re-elected as director of the Company.	☐	☐	☐
2. As an ordinary resolution, that Yanyi Tang be re-elected as director of the Company.	☐	☐	☐
3. As an ordinary resolution, that Shengcong Ma be re-elected as director of the Company.	☐	☐	☐
4. As an ordinary resolution, that Mengchu Zhou be re-elected as director of the Company.	☐	☐	☐
5. As an ordinary resolution, that Robert Angell be re-elected as director of the Company.	☐	☐	☐
6. As an ordinary resolution, that Abbie Li be re-elected as director of the Company.	☐	☐	☐
7. As an ordinary resolution, to approve the change of the Company's authorized share capital, from US$100,000 divided into 200,000,000 shares of a par value of US$0.0005 each, comprising of (i) 140,000,000 Class A Ordinary Shares of a par value of US$0.0005 each, (ii) 20,000,000 Class B Ordinary Shares of a par value of US$0.0005 each, and (iii) 40,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors, by (i) redesignation of 40,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors as 40,000,000 Class A Ordinary Shares of a par value of US$0.0005 each, and (ii) the creation of an additional (i) 19,620,000,000 Class A Ordinary Shares of a par value of US$0.0005 each, and (ii) 180,000,000 Class B Ordinary Shares of a par value of US$0.0005 each, such that the authorized share capital shall be US$10,000,000 divided into 20,000,000,000 shares of a par value of US$0.0005 each, comprising of (i) 19,800,000,000 Class A Ordinary Shares of a par value of US$0.0005 each, and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$0.0005 each (the "Change in Share Capital").	☐	☐	☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.